February 24, 2025

VIA EDGAR

To:	Ms. Aliya Ishmukhamedova
Mr. Matthew Derby
Ms. Melissa Kindelan
Mr. Chris Dietz
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	LZ Technology Holdings Limited
Registration Statement on Form F-1
File No.: 333-276234

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LZ Technology Holdings Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on February 26, 2025, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

LZ Technology Holdings Limited

/s/ Runzhe Zhang
By:	Runzhe Zhang
Title:	Chief Executive Officer